UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ASTA FUNDING, INC.

(Exact name of registrant as specified in its charter)

Delaware	22-3388607
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

210 Sylvan Ave.

Englewood Cliffs, New Jersey 07632

(Address of principal executive offices, including Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Preferred Stock Purchase Rights	NASDAQ Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:	N/A
(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On August 20, 2012, pursuant to a rights agreement dated as of August 23, 2012 (the “Rights Agreement”) between Asta Funding, Inc. (the “Company”) and American Stock Transfer & Trust Co., LLC, as rights agent, the board of directors of the Company (the “Board”) authorized and declared a dividend of one right (individually, a “Right” and, collectively, the “Rights”) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”). The dividend will be paid to the Company’s stockholders of record as of the close of business on September 3, 2012 (the “Record Date”). Each Right, when exercisable, will entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a price of $45 per one one-thousandth share, subject to adjustment (the “Purchase Price”).

The following summary of the principal terms of the Rights Agreement does not purport to the complete and is qualified in its entirety by reference to the complete text of the Rights Agreement, which is incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 24, 2012.

Issuance of Right Certificates

Under the Rights Agreement, the Rights will be evidenced by the certificates evidencing Common Shares or book-entries representing uncertificated shares until the date (the “Distribution Date”) that is the earlier to occur of: (i) the close of business on the date that is ten business days after the first date (the “Stock Acquisition Date”) of public announcement that a person (other than the Company, a subsidiary or employee benefit or stock ownership plan of the Company or any of its affiliates or associates, or an Exempted Person, as defined below), together with its affiliates or associates, has acquired beneficial ownership of 20% or more of the outstanding Common Shares (any such person being hereinafter called an “Acquiring Person”) or (ii) the close of business on the date specified by the Board following the commencement or first public disclosure of a tender offer or exchange offer by any person (other than the Company, a subsidiary or employee benefit or stock ownership plan of the Company or any of its affiliates or associates), whether such commencement or first public disclosure occurs before or after the date of the Rights Agreement, the consummation of which would result in beneficial ownership by such person of 20% or more of the outstanding Common Shares. An “Exempted Person” means any lineal descendant of Arthur Stern or Gary Stern, or their respective affiliates; provided, however, that, after the date of the Rights Agreement, any of such persons shall cease to be an Exempted Person and shall become an Acquiring Person if they, in the aggregate, acquire beneficial ownership of an additional 5% or more of the outstanding Common Stock of the Company in excess of the amount beneficially owned as of the date of the Rights Agreement.

Promptly following the date of this Registration Statement, the Company will send a copy of a Summary of Rights to Purchase Preferred Shares (the “Summary of Rights”) to each record holder of the Company’s Common Stock. With respect to certificates representing shares of the Common Stock outstanding as of the Record Date and until the Distribution Date, the Rights will be evidenced by such certificates registered in the names of the holders thereof together with a copy of the Summary of Rights attached thereto. Certificates for shares of the Common Stock which become outstanding after the Record Date but prior to the earliest of (i) the Redemption Date (as defined below), (ii) the Exchange Date (as defined below), (iii) the first anniversary of the Record Date if the Rights Agreement has yet to be approved by the stockholders of the Company, or the (iv) the Final Expiration Date (as defined below), shall bear a legend detailing the Right.

As soon as practicable after the Distribution Date, the Company shall distribute a certificate evidencing the Right (the “Rights Certificate”) to each record holder of the Common Stock as of the close of business on the Record Date. The Rights Certificate shall be executed on behalf of the Company and manually countersigned by the Rights Agent. Following the Distribution Date, and prior to the close of business on the earliest of (i) the Redemption Date, (ii) the first anniversary of the Record Date if the Rights Agreement has yet to be approved by the stockholders of the Company, (iii) the Exchange Date, or (iv) September 2, 2015 (the “Final Expiration Date”), any Right Certificate may be transferred, split up, combined or exchanged for another Right Certificate entitling the registered holder to purchase a like number of one one-thousandths (1/1000ths) of a share of Preferred Stock as the Right Certificate surrendered then entitled such holder to purchase.

Exercise of Rights

The registered holder of any Right Certificate may exercise the Rights evidenced thereby, in whole or in part, at any time after the Distribution Date, upon surrender of the Right Certificate and payment of the Purchase Price, at any time prior to the earliest of (i) the Final Expiration Date, (ii) the first anniversary of the Record Date if the Rights Agreement has yet to be approved by the stockholders of the Company, (iii) the Redemption Date or (iv) the Exchange Date.

Adjustment of Purchase Price

The Purchase Price is subject to adjustment from time to time upon the occurrence of certain events such as stock dividends, stock splits and other similar transactions occurring after the date of the Rights Agreement. In addition, in the event that any person becomes an Acquiring Person, each holder of a Right shall thereafter have a right to purchase a number of shares of the Common Stock equal to the then-current Purchase Price multiplied by the number of one-thousandths of a share of Preferred Stock for which a Right was exercisable divided by 50% of the then current market price per share of the Company’s Common Stock.

Effect of Consolidation, Merger or Sale or Transfer of Assets or Earning Power of the Company

In the event that the Company is acquired in a merger or other business combination or 50% or more of the Company’s assets or earning power are sold, each holder of a Right shall thereafter have a right to purchase a number of shares of the acquiring company equal to the Purchase Price of the Right divided by 50% of the then current market price per share of the acquiring company.

Redemption of Rights

The Board may, in its sole discretion, at any time prior to (i) the Final Expiration Date or (ii) the close of business on the tenth business day following the Stock Acquisition Date (the “Redemption Date”), redeem all, but not less than all, of the then-outstanding Rights at a redemption price of $0.01 per Right, as adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement.

Exchange of Rights

The Board may, in its sole discretion, at any time after any person or group of affiliated or associated persons becomes an Acquiring Person (the “Exchange Date”), exchange all or part of the then outstanding and exercisable Rights at an exchange ratio of one share of Common Stock per Right, as adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement. In addition, and under certain circumstances more fully described in the Rights Agreement, the Company may exchange each Right for Preferred Stock or other equity securities of the Company.

Voting or Dividend Rights

Until a Right is exercised, the holder thereof, will have no rights as a stockholder of the Company, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights and shall not be entitled to receive any notice of any proceedings of the Company except as provided in the Rights Agreement.

Amendment

The Rights Agreement may be amended in any respect without the approval of any holders of Rights, including, without limitation, in order to (i) cure any ambiguity, (ii) correct or supplement any provision contained therein that may be defective or inconsistent with any other provisions therein, (iii) shorten or lengthen any time period thereunder, or (iv) otherwise change, amend, or supplement any provisions thereunder in any manner that the Company may deem necessary or desirable; provided, however, that from and after such time as any person becomes an Acquiring Person, the Rights Agreement shall not be supplemented or amended in any manner that would adversely affect the interests of the holders of Rights.

Effect of Rights

The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board prior to the time that holders of the Rights become entitled to exercise their Rights for Common Stock (or common stock of the surviving entity in a merger with the Company), since until that time the Rights may be redeemed by the Board at $0.01 per Right.

Item 2.	Exhibits.

Exhibit No.		Description

3.1	*	Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock

3.2		Form of Rights Certificate

4.1	*	Rights Agreement, dated as of August 23, 2012 between Asta Funding, Inc. and American Stock Transfer & Trust Co., LLC

*	Incorporated by reference to the Company’s Current Report on Form 8-K filed on August 24, 2012

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ASTA FUNDING, INC.

Date: August 24, 2012	By:	/s/ Gary Stern
Name: Gary Stern
Title: President and Chief Executive Officer